UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 13, 2007

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: José Luis Magalães Salazar Title: Investor Relations Officer

TELE NORTE LESTE
PARTICIPAÇÕES S.A.
CNPJ/MF N° 02.558.134/0001-58
NIRE N° 33.300.262539
Public Company

Communication to the Market

TELE NORTE LESTE PARTICIPAÇÕES S.A. ANNOUNCES RESULT FROM MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 24, 2007

Rio de Janeiro, January 24, 2007 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE:TNE), today announced that in a meeting held on January, 24, 2007, TNE´s board of directors accepted the resignation of Mr. Carlos Francisco Ribeiro Jereissati from his position as Chairman of the Board. Mr. Francisco will remain a member of the board.

Mr. José Mauro Mettrau Carneiro da Cunha, was elected as the new Chairman of the Board.

José Mauro Mettrau Carneiro da Cunha, born in 1949, earned a degree in Mechanical Engineering from Universidade Católica de Petrópolis - RJ, obtained a B.S. in Industrial and Transport Projects from COPPE/UFRJ, and participated in the Anderson School - University of California’s Executive Program in Management. He has held several executive positions at Banco Nacional de Desenvolvimento Econômico e Social, where he served as a member of the Executive Board from 1991 to 2002. From February 2003 to October 2005 was he was Vice Chairman of Strategic Planning of Brasken S.A.. He has served on the Boards of Directors of several companies and institutes, including LIGHT Serviços de Eletricidade S/A (from December 1997 to July 2000), Aracruz Celulose (from July 1997 to July 2002), , FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações (from December 2000 to January 2002), FUNCEX (from June 1997 to January 2002), and Politeno Indústria e Comércio S/A (from April p 2003 to April 2005 as actual member, and since April 2005 as alternate member). He has also previously served on the Boards of Directors of TmarPart and TNL (from December 1999 to July 2002).

For more information, please contact: INVESTOR RELATIONS Email: invest@telemar.com.br Roberto Terziani (55 21) 3131-1208 Carlos Lacerda (55 21) 3131-1314 Fax: (5521) 3131-1144	GLOBAL CONSULTING GROUP Andrea Priest apriest@hfgcg.com Tel: 1-646-284-9425 Fax:1-646-284-9494